                       MEDIA SCIENCES INTERNATIONAL, INC.
                                 8 ALLERMAN ROAD
                            OAKLAND, NEW JERSEY 07436

                                                                  April 12, 2005

VIA FACSIMILE AND ELECTRONIC TRANSMISSION
-----------------------------------------
Securities and Exchange Commission 450
Fifth Street, N.W.
Washington, DC 20549

ATTENTION:      Division of Corporation Finance
                Edward M. Kelly, Senior Counsel

     Re:   Media Sciences International, Inc.
           Registration Statement on Form S-3, as amended
           File No. 333-122400

Commissioners:

     In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, Media Sciences International, Inc.
(the "Company") hereby requests that the captioned Registration Statement be declared effective on April 14, 2005 at 2 p.m., or as soon thereafter as practicable. The Company confirms its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the offering of the securities specified in the Registration Statement. The Company acknowledges that:

          (a) should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the
     Commission from taking any action on the filing;

          (b) the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement's disclosures; and

          (c) the Company may not assert the comments of the Commission or the staff and the declaration of the Registration Statement's effectiveness as a defense in any proceedings instituted by the Commission or any person under the United States' federal securities laws.

The Company will cooperate with you in any way necessary to meet this schedule.
Thank you very much for your attention to this matter.

                                    Very truly yours,

                                    Media Sciences International, Inc.

                                    By:  /s/ Michael W. Levin
                                         Michael W. Levin
                                         President and Chairman of the Board